SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2018

Commission File Number: 001-38205

ZAI LAB LIMITED

(Translation of registrant’s name into English)

4560 Jinke Road, Bldg. 1, 4F, Pudong, Shanghai, China 201210

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Conference Participation

Zai Lab Limited (the “Company”) will be conducting meetings with investors attending the 36th Annual J.P. Morgan Healthcare Conference in San Francisco, California beginning on January 8, 2018. As part of these meetings, the Company will deliver the slide presentation attached to this report as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized..

ZAI LAB LIMITED

By:	/s/ Samantha Du
Name:	Samantha Du
Title:	Chief Executive Officer

Dated: January 8, 2018

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Zai Lab Limited presentation for 36th Annual J.P. Morgan Healthcare Conference